April 12, 2013

Via EDGAR AND EMAIL

Christian Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Subject:	HopFed Bancorp, Inc.

Supplemental Soliciting Materials on Schedule 14A

Filed April 10, 2013 by Stilwell Value Partners I, L.P., et al.
File No. 000-23667

Dear Mr. Windsor:

On behalf of the Stilwell Group Members identified in the subject filing, we acknowledge receipt of your letter dated April 11 2013. On behalf of the Stilwell Group Members, set forth below are their responses to the comments in your letter.

Supplemental Soliciting Materials Filed on April 10, 2013

1.    Please revise all future soliciting material to refrain from making statements that could be viewed as impugning the character of other parties, as contemplated by Rule 14a-9. In particular, please refrain from making claims similar to the following without qualifying the statements as your opinion or belief or providing an adequate supporting basis:

☐	“poor job running our company” (first paragraph);
☐	the implication that the board has “failed” at supervising management (first paragraph) and proving its worth (fourth paragraph);
☐	the bank’s earnings of $0.38 per share last year was “meager” (second paragraph);
and
☐	“insult to injury” and “brazenly” (second paragraph).

Christian Windsor

April 12, 2013

Response:

The Stilwell Group Members believe that the statements are clearly indicated expressions of the Group's opinion and that reasonable factual bases for them exist. The factual bases for the statements appear in the subject filing or in the Company's own filings. For example, the Company's earnings per share for 2010 were two and one half times earnings per share for 2012, which is not to imply that earnings for 2010 were stellar. That said, the Stilwell Group Members affirm that they will avoid making statements that could be viewed as impugning the character of other parties, as contemplated by Rule 14a-9.

2. In future supplemental soliciting materials, please qualify your discussion of the “mandate” that your nominee will have by reminding shareholders that Mr. Bolton does not have specific plans for HopFed and will not represent a majority of the board.

Response:

The reference in the letter to "mandate" is intended only as a reference to support by other stockholders for the general premise that the company should be managed for the benefit of the shareholders, not to mandate any specific actions.

If you have any additional questions, please contact the undersigned at (212) 267-6900 or Mary Ann Frantz at (503) 205-2552.

Very truly yours,

Spencer L. Schneider, Esq.